UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 8, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 OF ORANGE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE DATE HEREOF AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY ORANGE.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Condensed Consolidated Interim Financial Statements and Operating and Financial Review for the Six Months Ended June 30, 2014
Exhibit 99.2	Capitalization
Exhibit 99.3	Ratio of Earnings to Fixed Charges
Exhibit 99.4	Statement of Computation of Ratio of Earnings to Fixed Charges

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements - within the meaning of Section 27A of the U.S. Securities Act of 1933 (“the Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (“the Exchange Act”), including, without limitation, certain statements made in Item 4.B Business overview as well as in Item 5 Operating and Financial Review and Prospects. Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, "would", “will”, “expect”, “consider”, “confirm”, “believe”, “anticipate”, “suggest”, “pursue”, “foresee”, “plan”, “predict”, “benefit”, “carry out”, “meet”, " increase ", “exceed", "preserve", "optimize", "control", "intend", "continue", "maintain", "invest", "be aimed at", “strategy”, “objective”, “prospects”, "outlook", "trends", “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “implementation”, “roll-out”, “commitment” or "progression" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others:

•

consolidation of the telecom and audiovisual sector in France;

•

Orange’s ability to withstand intense competition in the telecommunications industry and to adapt to the ongoing transformation of the telecommunications industry, in particular to technological changes and new customer expectations;

•

poor economic conditions prevailing in particular in France and in Europe and in certain other markets in which Orange operates;

•

Orange's ability to capture growth opportunities in new markets, and the risks specific to those markets;

•

Orange’s ability to maintain a direct link with its customers in the face of new powerful players, such as content and service providers or search engines;

•

the effectiveness of Orange’s action plans for human resources and IT, network development, customer satisfaction and international expansion, as well as the success of other strategic, operational and financial initiatives, as embodied in its Conquest 2015 initiative;

•

risks related to information and communications technology systems generally;

•

fiscal and regulatory constraints and changes and the results of litigation with respect to regulations, competition and other matters;

•

the success of Orange's French and international investments, joint ventures and strategic partnerships, in situations in which it may or may not have control of the enterprise, and in countries presenting additional risk;

•

Orange's credit ratings, and its ability to access capital markets and the state of capital markets in general;

•

exchange rate or interest rate fluctuations;

•

asset impairments; and

•

other risks and uncertainties discussed in “Item 3.  Key Information—3.D Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”).

Forward-looking statements speak only as of the date they are made.  Other than as required by law, we do not undertake any obligation to update these statements in light of new information or future developments. We urge you to carefully review and consider the various disclosures it makes in this document, including the documents incorporated by reference, concerning the factors that may affect its business, including the disclosures made in “Item 3.  Key information—3.D.  Risk factors,” “Item 5.  Operating and financial review and prospects,” and “Item 11.  Quantitative and qualitative disclosures about market risk” in our 2013 Form  20 - F, including in the excerpt of our annual registration document contained in Exhibit 15.1 of the 2013 Form 20-F as incorporated therein by reference (such Exhibit 15.1, the “2013 Registration Document”).

ORANGE

Date: December 8, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations